# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cannae Holdings, Inc., CIK 0001704720
CUSIP: 13765N107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001866872
Persons authorized to receive notices and communications: DAN GROPPER, CARRONADE CAPITAL MANAGEMENT, LP, 17 Old Kings Highway South, Suite 140, Darien, Connecticut (CT), 06820, 203-485-0880; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- CARRONADE CAPITAL MANAGEMENT, LP (CIK 0001866872): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.2% of the class)
- Carronade Capital Master, LP (CIK 0001831354): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,012,218; sole dispositive power 0; shared dispositive power 3,012,218; aggregate amount beneficially owned 3,012,218 (4.9% of the class)
- CARRONADE CAPITAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,012,218; sole dispositive power 0; shared dispositive power 3,012,218; aggregate amount beneficially owned 3,012,218 (4.9% of the class)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.2% of the class)
- GROPPER DAN (CIK 0001268940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,189,027; sole dispositive power 0; shared dispositive power 3,189,027; aggregate amount beneficially owned 3,189,027 (5.2% of the class)
- Aboelnaga Mona (CIK 0001776223): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,400; shared voting power 0; sole dispositive power 1,400; shared dispositive power 0; aggregate amount beneficially owned 1,400 (0.002% of the class)
- Duster Benjamin (CIK 0001313071): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,338.32; shared voting power 0; sole dispositive power 1,338.32; shared dispositive power 0; aggregate amount beneficially owned 1,338.32 (0.002% of the class)
- DENNIS A. PRIETO: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,470; shared voting power 0; sole dispositive power 1,470; shared dispositive power 0; aggregate amount beneficially owned 1,470 (0.002% of the class)
- CHERIE L. SCHAIBLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,360; shared voting power 0; sole dispositive power 1,360; shared dispositive power 0; aggregate amount beneficially owned 1,360 (0.002% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cannae Holdings, Inc.
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Carronade Capital Master, LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Carronade"), with respect to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Cannae Holdings, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Carronade Capital GP, LLC, a Delaware limited liability company ("Carronade Capital GP"), as the general partner of Carronade;

(iii) Carronade Capital Management, LP, a Delaware limited partnership ("Carronade Capital Management"), as the investment manager of Carronade and with respect to the Shares held in a certain account managed by Carronade Capital Management (the "Managed Account");

(iv) Carronade Capital Management GP, LLC, a Delaware limited liability company ("Carronade Capital Management GP" and together with Carronade, Carronade Capital GP, Carronade Capital Management, and Dan Gropper, "Carronade Capital"), as the general partner of Carronade Capital Management;

(v) Dan Gropper, as Managing Member of Carronade Capital Management GP and Carronade Capital GP;

(vi) Mona Aboelnaga, as a nominee for the Board of Directors of the Issuer (the "Board");

(vii) Benjamin C. Duster, IV, as a nominee for the Board;

(viii) Dennis A. Prieto, as a nominee for the Board; and

(ix) Cherie L. Schaible, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
The principal business address of each of Carronade, Carronade Capital GP, Carronade Capital Management, Carronade Capital Management GP, and Mr. Gropper is 17 Old Kings Highway South, Suite 140, Darien, Connecticut 06820. In addition, the registered address of Carronade is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008.

The principal business address of Ms. Aboelnaga is c/o K6 Investments LLC, 745 Fifth Avenue, 5th Floor, New York, New York 10151. The principal business address of Mr. Duster is 21 West End Avenue, Unit # 3509, New York, New York 10023. The principal business address of Mr. Prieto is c/o Peak Advisory Group LLC, 971 US Highway 202N, Suite N, Branchburg, New Jersey 08876. The principal business address of Ms. Schaible is 18 Wagon Wheel Road, Mamaroneck, New York 10543.
Present principal occupation or employment:
The principal business of Carronade is investing in securities. The principal business of Carronade Capital GP is acting as the general partner of Carronade. The principal business of Carronade Capital Management is providing investment management services, including serving as the investment manager of Carronade. The principal business of Carronade Capital Management GP is acting as the general partner of Carronade Capital Management. The principal occupation of Mr. Gropper is acting as Managing Member of Carronade Capital Management GP and Carronade Capital GP.

The principal occupation of Ms. Aboelnaga is serving as a Managing Partner of K6 Investments LLC. The principal occupation of Mr. Duster is serving as the Chief Executive Officer of Cormorant IV Corporation, LLC. The principal occupation of Mr. Prieto is serving as a consultant and board member. The principal occupation of Ms. Schaible is providing legal consulting, general counsel and board services through her company CLS Advisory, LLC.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Gropper, Duster and Prieto and Mses. Aboelnaga and Schaible are citizens of the United States of America. Ms. Schaible is also a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by Carronade and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,012,218 Shares beneficially owned by Carronade is approximately $58,055,264, excluding brokerage commissions. The aggregate purchase price of the 176,809 Shares held in the Managed Account is approximately $3,498,720, excluding brokerage commissions.

The Shares purchased by each of Ms. Aboelnaga, Mr. Duster, Mr. Prieto and Ms. Schaible were purchased with personal funds. The aggregate purchase price of the 1,400 Shares beneficially owned by Ms. Aboelnaga is approximately $26,624.28, excluding brokerage commissions. The aggregate purchase price of the 1,338.329 Shares beneficially owned by Mr. Duster is approximately $25,000, excluding brokerage commissions. The aggregate purchase price of the 1,470 Shares beneficially owned by Mr. Prieto is approximately $27,958, excluding brokerage commissions. The aggregate purchase price of the 1,360 Shares beneficially owned by Ms. Schaible is approximately $25,586, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 19, 2024, Carronade delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). As evidenced by their biographies below, the Nominees collectively possess deep expertise in corporate governance, financial and legal oversight, investment management, restructuring and capital allocation.

Mona Aboelnaga is the Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011, which invests across diverse industries, including financial services, technology and consumer products. Previously, Ms. Aboelnaga served as the President and Chief Executive Officer of Proctor Investment Managers LLC, a private equity firm she co-founded in 2002 ("Proctor"), which invested in traditional and alternative asset management companies. Proctor was sold to National Bank of Canada in 2006, and Ms. Aboelnaga continued as Proctor's President and Chief Executive Officer until 2013. Ms. Aboelnaga currently serves on the Boards of Directors of Webster Financial Corporation (NYSE: WBS) ("Webster"), a financial services company, since February 2022, and Perpetual Limited (ASX: PPT), an Australian-based diversified global financial services company, since June 2021. Previously, she served as a director of Mondee Holdings, Inc. (formerly NASDAQ: MOND), a travel technology company, from July 2022 until its sale in April 2025, where she served as Lead Independent Director from April 2024 to April 2025, Sterling Bancorp (formerly (NYSE: STL)), a regional financial services company, from May 2019 until its merger with Webster in February 2022, FinTech Acquisition Corp VI (formerly NASDAQ: FTVI), a special purpose acquisition company, from February 2021 to December 2022, Ibancar World SL, a FinTech company specializing in collateralized auto lending in Spain, from November 2018 to February 2023 and Siguler Guff Small Business Credit Opportunities Fund, an investment fund, from 2015 to November 2019. Ms. Aboelnaga currently serves on the boards of various other organizations, including as Vice Chairperson of the Egyptian American Enterprise Fund, a private investment fund that invests in Egypt's private sector, since March 2024, the Advisory Board of Rebalance Capital, an impact-focused venture capital firm, since November 2023, the Advisory Board of the Strategic Capital Group at Investcorp, an alternative investment firm, since October 2022 and the Advisory Board and FinTech Task Force of Dubai-based VC fund Global Ventures, since 2018. Ms. Aboelnaga is also a Trustee of the State University of New York's Fashion Institute of Technology, a member of the Council on Foreign Relations, a Leadership Fellow at the National Association of Corporate Directors, and a member of the St. Jude Children's Research Hospital Capital Campaign Committee. Ms. Aboelnaga earned a B.S. from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia Business School.

Benjamin C. Duster, IV has served as the Chief Executive Officer of Cormorant IV Corporation, LLC ("Cormorant"), a finance operations and strategic advisory and interim executive management firm, since founding Cormorant in August 2014. Mr. Duster has also served as Chief Financial Officer of Mobile Technologies Inc., an electronics and security technology company, since June 2022 and as Chief Executive Officer since April 2025. Previously, Mr. Duster served as Chief Executive Officer of CenterLight Health System, Inc., a private diversified health services, managed care and assisted living organization, from August 2016 to March 2018; he co-founded Watermark Advisors, LLC, a boutique investment bank, in 2002 and served as its Senior Adviser from 2006 to 2015; and he served as a Partner at Masson & Company, a consulting firm, from 2001 to 2006. Earlier in his career, Mr. Duster served in various investment banking roles, including as a Managing Director, at Wachovia Securities, Inc. (n/k/a Wells Fargo & Company (NYSE: WFC)), a multinational financial services company, from 1997 to 2001 and as a Vice President at Salomon Brothers, Inc. (formerly NYSE: SB), a multinational investment bank, from 1985 to 1997. Mr. Duster currently serves as a director at several companies, including Expand Energy Corporation (NASDAQ: EXE; formerly Chesapeake Energy Corporation), an oil and gas production company, since February 2021, Weatherford International plc. (NASDAQ: WFRD), a global energy services company, since June 2020 and Republic First Bancorp, Inc. (OTCMKTS: FRBKQ), a commercial bank, since July 2022. Previously, Mr. Duster served as a director on the boards of several companies, including: Cardone Industries, Inc., a private auto parts aftermarket manufacturer, from November 2019 until it was acquired in June 2023; Diamond Offshore Drilling, Inc. (formerly NYSE: DO), an offshore drilling contractor, from May 2022 until it was acquired in September 2024; Alaska Communications Systems Group, Inc. (formerly NASDAQ: ALSK), a broadband and telecommunications service provider, from June 2020 until it was acquired in July 2021; Multi-Fineline Electronix, Inc. (formerly NASDAQ: MFLX), a provider of flexible printed circuit and component assembly solutions, from October 2012 to March 2015; Chorus Aviation Inc. (TSX: CHR), a Canadian holding company of a regional air carrier, from March 2010 to August 2014; Ormet Primary Aluminum Corporation, a privately-owned manufacturer of alumina and primary aluminum, from November 2007 to January 2014; Accuride Corporation (formerly NYSE: ACW), a diversified manufacturer and supplier of commercial vehicle components, from February 2010 to April 2013; WBL Corporation Limited (formerly SGX: WEAS), a multinational conglomerate operating in the technology, automotive, property development, and engineering & distribution sectors, from April 2010 until it was acquired in May 2013; Netia, S.A. (formerly WSE: NET), an internet and telecommunications company, from August 2009 to November 2013; Catalyst Paper Corporation (formerly TSX: CYT, and a subsidiary of Paper Excellence B.V.), a Canadian pulp and paper company, from December 2006 to February 2012; RCN Corporation (formerly NASDAQ: RCNI), a telecommunications company, from December 2004 until it was acquired in August 2010; and Algoma Steel Group Inc. (NASDAQ/TSX: ASTL), an integrated primary steel producer, from February 2002 until it was acquired in June 2007. Mr. Duster earned a B.A. in Economics from Yale University, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.

Dennis A. Prieto is a consultant and serves on various boards of directors, including GO Lab Inc., a privately-held building products company, since September 2024, Aventiv Technologies, LLC, a provider of telecommunications and technology solutions, since December 2024, and Empire Today IP Holdings, LLC, a privately-held building products company, since November 2024. He also currently serves as Chief Restructuring Officer of Last Step Recycling, LLC, a private materials processing company, since March 2025. Additionally, Mr. Prieto serves as a member of various advisory and oversight boards, including on the Oversight Board of the Endo GUC Trust, a trust established to obtain recoveries for creditors of Endo International plc and its subsidiaries, since April 2024, and the Advisory Board of the Nine West Non-Released Party Trust, a trust established to obtain recoveries for creditors of Nine West Holdings, Inc. and its subsidiaries, since September 2019. He is also Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023. Previously, Mr. Prieto served on the Board of Managers and as Board Secretary and Treasurer of Mohawk Gaming Enterprises, LLC, a gaming company, from December 2021 to June 2024, and as a member of various advisory boards and official committees, including on the Advisory Board of the Tribune Litigation Trust, a trust established to obtain recoveries for creditors of Tribune Company and its subsidiaries, from 2019 to April 2022, a member of the Official Committee of Unsecured Creditors of Sabine Oil & Gas Corporation, an oil and gas company, from 2015 to 2016, a member of the Official Committee of Unsecured Creditors of NII Holdings, Inc., an American holding company whose subsidiaries provided mobile communications services under the Nextel brand in Latin America, from 2014 to 2015, and a member of the Official Committee of Unsecured Creditors (for the U.S. cases) of Vitro, SAB de CV, a glass manufacturer in Mexico, from 2011 to 2012. Mr. Prieto currently serves on the Dean's Advisory Council at Lehigh University since 2022. Previously, Mr. Prieto was a partner and Managing Director at Aurelius Capital Management, LP, an investment firm, from August 2007 to October 2023. Earlier in his career, Mr. Prieto served as a Restructuring and M&A Advisory Analyst at Evercore Inc. (NYSE: EVR), a leading independent investment banking firm, from 2006 to 2007, and as an Analyst in the Leveraged Acquisition Finance and Global Portfolio Management Groups at Bank of America Corporation (NYSE: BAC), a multinational bank and financial services company, from 2004 to 2006. Mr. Prieto earned a B.S. in Electrical Engineering and a B.S. in Integrated Business and Engineering from Lehigh University and is a member of the Latino Corporate Directors Association (LCDA).

Cherie L. Schaible is the founder of CLS Advisory, LLC ("CLS Advisory"), which provides legal consulting, general counsel and board services. Through CLS Advisory, she has served, on a part-time basis, as the general counsel of Thrasio, an e-commerce company, since March 2025. Ms. Schaible has also served as a board member of Her Justice, a nonprofit organization that provides legal resources to women living in poverty, since August 2021. Previously, Ms. Schaible served as General Counsel and Senior Managing Director of Ankura Consulting Group, LLC, a global consulting firm, from August 2016 to March 2023. Prior to that, she served as Associate General Counsel and Managing Director of AIG Investments, an investment management subsidiary of the financial services firm American International Group (NYSE: AIG) ("AIG"), from November 2010 to July 2016, and as Assistant General Counsel and Vice President at AIG from April 2007 to October 2010. Earlier in her career, Ms. Schaible was an Associate in the Bankruptcy and Reorganization practice at Shearman & Sterling LLP (n/k/a Allen Overy Shearman Sterling LLP), an international law firm, from September 2001 to April 2007. Previously, Ms. Schaible served as a Junior Partner for Women in Need, a nonprofit organization that provides shelter and housing services, from 2014 to 2022. She is the recipient of the Women Leaders in Consulting, Excellence in Leadership Award (2021) and the American Bankruptcy Institute 40 Under 40 Award (2018). Ms. Schaible earned an LL.B. from Bond University in Australia, and an LL.M. in Corporate Law from New York University School of Law.

In furtherance of the nomination of the Nominees, the Reporting Persons, who are anticipated to be the participants in the proxy solicitation, have filed a preliminary proxy statement (the "Proxy Statement") and an accompanying GOLD universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for the election of the Nominees at the Annual Meeting.

In the Proxy Statement, Carronade Capital stated that it invested in the Issuer because it believes that there is a significant opportunity for value creation. Despite the Issuer's valuable collection of assets, the Issuer has suffered from prolonged share price underperformance, a persistent valuation discount, poor corporate governance practices and ineffective Board oversight. Carronade Capital believes that meaningful change is required on the Board in order to establish accountability to shareholders and unlock the Issuer's trapped potential.

To that end, and as disclosed in the Proxy Statement, Carronade Capital has made months long, sincere efforts to engage constructively with the Issuer's management team and Board regarding the value-creation opportunities that it believes are available to improve the Issuer's performance and corporate governance, including by reconstituting the Board with truly independent directors, declassifying the Board, communicating a clear strategy that focuses on unlocking the valuable aspects of the Issuer's portfolio, and returning a substantial amount of shareholder capital on an accelerated and definitive timeframe. Unfortunately, the Issuer has been unwilling to address the level of change that Carronade Capital believes is required to put the Issuer on a better path forward, opting to instead take several reactive measures designed to maintain the status quo.

Although the Issuer subsequently announced its commitment to declassify the Board and return additional capital to shareholders, Carronade Capital believes such actions are insufficient to rectify the serious issues plaguing the Issuer. Carronade Capital believes shareholders deserve a reconstituted Board that demands accountability and is committed to taking proactive measures with the best interests of shareholders in mind at all times.

As disclosed in the Proxy Statement, over the coming weeks and months, Carronade Capital looks forward to sharing its more detailed views and plans for the Issuer, which will include, among others, plans to improve the Issuer's performance and governance practices, including by reducing costs and aligning incentives, improving transparency to shareholders and evaluating Board and committee leadership. Carronade Capital believes the election of its four (4) independent and fit-for-purpose Nominees will bring fresh perspectives, objectivity and a voice for shareholders on the Board. If elected, the Nominees are prepared to work constructively with their fellow Board members to further identify and unlock opportunities to improve performance, ensure accountability and drive shareholder value creation at the Issuer.

The Reporting Persons intend to commence the solicitation of proxies from the Issuer's shareholders after they have filed their definitive Proxy Statement with the SEC. The Reporting Persons strongly advise all shareholders of the Issuer to read the Proxy Statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the Proxy Statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons' proxy solicitor.

Carronade Capital has engaged, and expects to continue to engage, in discussions and communications with management and the Board of the Issuer as well as the Issuer's shareholders and other third parties regarding opportunities to unlock value at the Issuer, including changes to Board composition.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and discussions with management and the Board, engaging in discussions and communications with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 61,300,000 Shares outstanding, as of May 30, 2025, as reported by the Issuer in its Sum of the Parts report, dated May 30, 2025, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 3,012,218 Shares, representing approximately 4.9% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 3,012,218 shares of Common Stock owned directly by Carronade, representing approximately 4.9% of the outstanding Shares.

As of the date hereof, 176,809 Shares were held in the Managed Account, representing approximately 0.3% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Account, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

As of the date hereof, Ms. Aboelnaga directly beneficially owns 1,400 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Duster directly beneficially owns 1,338.329 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Prieto directly beneficially owns 1,470 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Ms. Schaible directly beneficially owns 1,360 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Carronade, Carronade Capital GP, Carronade Capital Management, Carronade Capital Management GP and Mr. Gropper may be deemed to share the power to vote and dispose of the Shares owned by Carronade.

Each of Carronade Capital Management, Carronade Capital Management GP and Mr. Gropper may be deemed to share the power to vote and dispose of the Shares held in the Managed Account.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. All of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 9, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Carronade has signed engagement and indemnification letter agreements (the "Engagement and Indemnification Agreements") with each of the Nominees, pursuant to which Carronade agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer's shareholders in connection with the Annual Meeting and any related transactions. The Engagement and Indemnification Agreements do not extend to any potential claims made against such Nominees in their respective capacities as directors, if elected. Further, pursuant to the Engagement and Indemnification Agreements, in consideration for each such Nominee's agreement to serve as a nominee, Carronade agreed to pay each Nominee (i) $25,000 in cash upon Carronade submitting the Nomination Letter (the "First Installment"), and (ii) $50,000 in cash upon the filing by Carronade of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each Nominee's election as a director of the Issuer at the Annual Meeting. Pursuant to the Engagement and Indemnification Agreements, each Nominee also agreed to use the after-tax proceeds from the First Installment, or an equivalent amount of other funds, to acquire securities of the Issuer, subject to any regulatory or legal restrictions. A form of the Engagement and Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated June 9, 2025.

99.2 - Form of Engagement and Indemnification Agreement.

99.3 - Powers of Attorney.

## Signatures
- CARRONADE CAPITAL MANAGEMENT, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel (06/09/2025)
- Carronade Capital Master, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (06/09/2025)
- CARRONADE CAPITAL GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (06/09/2025)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (06/09/2025)
- GROPPER DAN: /s/ Dan Gropper, Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (06/09/2025)
- Aboelnaga Mona: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (06/09/2025)
- Duster Benjamin: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (06/09/2025)
- DENNIS A. PRIETO: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (06/09/2025)
- CHERIE L. SCHAIBLE: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (06/09/2025)